EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION

1350, AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Centerra Gold Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2025 (the “Report”). I, Ryan Snyder, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2026

By:	/s/ Ryan Snyder
Name:	Ryan Snyder
Title:	Executive Vice President and Chief Financial Officer